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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or DAVID CAULFIELD

NEWS RELEASE

Kiska Announces Management Appointment and

Exploration Alliance

Vancouver, BC – December 11, 2013:  Kiska Metals Corporation (“Kiska” or the “Company”) reports that the Board of Directors have appointed Dr. Michael Roberts, P.Geo., as Vice President, Exploration.

Mike has over 10 years of experience in mineral exploration and research in economic geology. Since 2009, he has been the lead geologist on the Whistler Project managing exploration on Kiska's flagship property. Mike was part of the team that discovered the Raintree West Deeps porphyry prospect, Island Mountain (Breccia Zone) porphyry prospect and multiple new porphyry prospects on the Whistler Project.

Joining the group (then Rimfire Minerals) in 2005, he was part of the team that generated and executed grassroots exploration projects in Alaska, Yukon, British Columbia, New South Wales and Nevada. Prior to Rimfire, Mike was involved in academic research of geology and mineral deposits in Finland, South Africa and Southwestern USA. Mike has earned a B.Sc. in Earth Sciences from the University of Victoria, Canada, and a Ph.D. in Geology from James Cook University, Australia.

This appointment of Dr. Robert’s follows the retirement of Mark Baknes.  The Board of Directors and Management wishes to thank Mr. Baknes for his contributions to the Company and wish him the very best in his future endeavours. Mark has left an enduring legacy of excellence in project generation and geological mentorship that will help guide Kiska well into the future.

As part of our growing focus on developing high quality exploration projects, the Company has entered into an exploration alliance with Lefebure Geologic Ltd.   Dave Lefebure brings 30 years of geological experience to the exploration alliance as an expert in Cordilleran geology, mineral deposits and is the former Chief Geologist for the BC Geological Survey.

The purpose of the exploration alliance is to generate numerous high-quality copper and gold exploration targets in a proven yet underexplored region of British Columbia.  “We are very pleased to form this alliance with Lefebure Geologic Ltd.” stated Mike Roberts, VP Exploration of Kiska. “Dave and the Kiska team share the same enthusiasm for the project area due to the regional geology, continued infrastructure development and progressive relationships with First Nations. The alliance is capitalizing on the opportunity to prioritize and acquire projects in preparation for the next upward market cycle.”

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with a diverse portfolio of gold and copper projects available for option/joint venture throughout North America and Australia.  Kiska recently signed an option agreement with Teck Resources Limited to advance the Kliyul gold-copper porphyry in north central British Columbia.  One of the more advanced assets is the Whistler property, Alaska, a district-scale gold-copper porphyry project with excellent exploration potential that contains a 2.25 M oz gold-equivalent indicated resource.  Kiska has numerous gold and copper projects available for option-joint venture as well as an extensive royalty portfolio available for purchase.

 On behalf of Kiska Metals Corporation

 "David Caulfield"

 David Caulfield, P.Geo.

Interim President  & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com  and http://www.sec.gov